EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Richardson Electronics, Ltd.:

We consent to the use of our report dated August 26, 2005, except for the Stock-Based Compensation and Earnings Per Share sections of Note A to the consolidated financial statements, as to which the date is February 1, 2006, the geographic and long-lived asset information included in Note M to the consolidated financial statements, as to which the date is August 30, 2006, and Note B to the consolidated financial statements as to which the date is August 16, 2007, with respect to the consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows of Richardson Electronics, Ltd. and subsidiaries for the year ended May 28, 2005, incorporated by reference herein.

/s/ KPMG LLP

Chicago, Illinois

October 18, 2007